EXHIBIT 8.1

December 30, 2002

Board of Directors
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, IL 60160

Board of Directors
CoVest Bancshares, Inc.
749 Lee Street
Des Plaines, IL 60016-6469

Re:	Certain federal tax consequences of the merger of CoVest Bancshares, Inc. with and into Midwest Banc Holdings, Inc.

To the Members of the Boards:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of CoVest Bancshares, Inc. (“CoVest”) an Illinois corporation, with and into Midwest Banc Holdings, Inc. (“Midwest”), a Delaware corporation, (the “Merger”), pursuant to the Agreement and Plan of Reorganization (the “Agreement”) dated as of November 1, 2002 which provides for a statutory merger under Delaware law and Illinois law between CoVest and Midwest. Upon completion of the Merger, the separate existence of CoVest shall cease, with Midwest surviving as the continuing corporation.

The proposed transaction and the parties are described in the Agreement. The Agreement provides that Crowe, Chizek and Company LLP shall provide a tax opinion dated as of the Closing Date. We have made such inquiries and have examined such documents and records as we have deemed appropriate for the purpose of this opinion. In rendering the opinion as of the Effective Time, we received and relied upon certain written representations of Midwest. Further, we will rely upon the statements of fact contained in the examined documents, particularly the Agreement. We also have assumed the authenticity of all signatures, the legal capacity of all natural persons and the conformity to the originals of all documents submitted to us as copies. Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement. We have assumed that the transaction will be consummated strictly in accordance with the terms of the Agreement.

Board of Directors
December 30, 2002

The Agreement (including exhibits) and the Form S-4 filed with the Securities and Exchange Commission contain detailed descriptions of the parties to the Merger and the Merger itself. These documents as well as the representations provided by CoVest and Midwest are incorporated in this letter as part of the statement of the facts.

In order to effect the Merger, each share of CoVest Common Stock (“CoVest Common Stock”) which is issued and outstanding immediately prior to the Effective Time (other than shares of CoVest Common Stock held in treasury of CoVest or other shares held by CoVest or Midwest, which shares shall be cancelled, and shares held by persons exercising their dissenter rights) shall be converted into the right to receive 0.925 of a share of Midwest Common Stock (“Midwest Common Stock”) and $10.25 cash. Fractional shares shall be paid in cash. Dissenting shareholders will receive cash equal to the fair market value of their shares of CoVest Common Stock.

The board of directors of CoVest may elect to terminate the Agreement if the value of the Merger consideration declines below $27.45 per CoVest share during a specified period prior to the closing and if Midwest Common Stock does not perform as well as the stocks of selected bank holding companies. Under certain circumstances, Midwest may be able to prevent CoVest from exercising this termination right by increasing the Merger consideration as more fully explained in the Form S-4.

1. OPINION

Based upon the facts set forth above and in the Agreement, the representations discussed above, and assuming that the Merger is effected in accordance with the terms of the Agreement between CoVest and Midwest, as well as in conformity with applicable state and federal laws, rules and regulations, and taking into consideration the limitations discussed in this opinion, it is our opinion that under current federal law pursuant to the Internal Revenue Code of 1986, as amended (“Code”):

(1)	Provided the proposed Merger of CoVest with and into Midwest qualifies as a statutory merger under applicable state law, the Merger will be a reorganization within the meaning of section 368(a)(1)(A) of the Code. CoVest and Midwest will each be a “party to a reorganization” within the meaning of section 368(b) of the Code. No income, gain or loss will be recognized by either CoVest or Midwest as a result of the Merger.

(2)	Gain, if any, realized by the CoVest shareholders who receive both Midwest Common Stock and cash in exchange for their CoVest Common Stock will be recognized, but not in excess of the amount of cash received. Section 356 of the Code. Any gain recognized will be treated as capital gain from the exchange of property. Loss, if any, realized by a CoVest shareholder who receives both Midwest Common Stock and cash will not be recognized.

Board of Directors
December 30, 2002

(3)	A CoVest shareholder who receives cash in the Merger in lieu of a fractional share of Midwest Common Stock will be treated as if the fractional share had been received in the Merger and then redeemed by Midwest in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder’s adjusted tax basis in the shares of Midwest Common Stock allocable to the fractional share. Section 302(a) of the Code.

(4)	Where a dissenting CoVest shareholder receives solely cash, such cash will be treated as having been received by that shareholder as a distribution in redemption of his CoVest Common Stock, subject to the provisions and limitations of section 302 of the Code. Where as a result of such distribution, a shareholder owns no Midwest Common Stock, either directly or through the application of section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment in exchange for his CoVest Common Stock. Under section 1001 of the Code, gain or (subject to the limitations of section 267 of the Code) loss will be recognized to such shareholder in an amount equal to the difference between the amount of such cash and the adjusted basis of the CoVest Common Stock surrendered, as determined under section 1011 of the Code (Revenue Ruling 74-515, 1974-2 C.B. 118).

(5)	The basis of the Midwest Common Stock received by CoVest shareholders in the Merger will be the same as the basis of the CoVest Common Stock surrendered in exchange therefore, decreased by the amount of any cash received, and increased by the amount of any gain recognized in the exchange. Section 358(a) of the Code.

(6)	The holding period of the Midwest Common Stock received by CoVest shareholders will include the holding period of the CoVest Common Stock surrendered therefore, provided that the CoVest Common Stock was held as a capital asset in the hands of the CoVest shareholders on the date of the exchange. Section 1223(1) of the Code.

(7)	The tax basis of the assets of CoVest in the hands of Midwest will be the same as the basis of such assets in the hands of CoVest immediately prior to the transaction. Section 362(b) of the Code.

(8)	The holding period of the assets of CoVest in the hands of Midwest will include the period during which such assets were held by CoVest. Section 1223(2) of the Code.

Board of Directors
December 30, 2002

2. LIMITATIONS OF OPINION

Our opinion expressed herein is based solely upon current provisions of the Code including applicable regulations thereunder and current judicial and administrative authority. Any future amendment to the Code or applicable regulations, or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters were challenged.

Our opinion may not be applicable to certain CoVest shareholders in light of their particular circumstances, such as shareholders who: (1) are dealers in securities; (2) are insurance companies, or tax-exempt organizations; (3) hold their shares as part of a hedge, straddle or other risk reduction transaction; or (4) acquired their CoVest common stock through the exercise of stock options or otherwise as compensation.

No opinion is expressed under the provisions of any of the other sections of the Code including applicable regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinion set forth above.

If any fact or assumption contained in this opinion letter changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.

We hereby consent to the reference to our Firm under the heading “Certain Federal Income Tax Consequences” in the Prospectus that forms a part of the Registration Statement, and to the filing of this opinion as an exhibit thereto.

Respectfully submitted,

Crowe, Chizek and Company LLP